                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                         COMMISSION FILE NUMBER 1-13933



                           A. Full title of the Plan:

            VLASIC FOODS INTERNATIONAL INC. SAVINGS AND 401(K) PLAN
                           FOR HOURLY-PAID EMPLOYEES



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         VLASIC FOODS INTERNATIONAL INC.
     VLASIC PLAZA, SIX EXECUTIVE CAMPUS, CHERRY HILL, NEW JERSEY 08002-4112
                         TELEPHONE NUMBER: 856-969-7100

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and
Participants of Vlasic Foods International Inc.
Savings and 401(k) Plan for Hourly-Paid Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Vlasic Foods International Inc. Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, on January 29, 2001 Vlasic Foods International Inc. filed a voluntary Chapter 11 reorganization petition in the United States Bankruptcy Court and on May 22, 2001 sold substantially all of its assets.

/s/  PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 20, 2001

VLASIC FOODS INTERNATIONAL INC.
SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(IN THOUSANDS)

                                                               DECEMBER 31,
                                                            2000         1999
                                                          ----------   ---------
ASSETS:
    Investment in Master Trust, at fair value             $  12,293    $  17,869

LIABILITIES:
    Payable to other qualified plan                               -           29
                                                          ----------   ---------
      Net assets available for benefits                   $  12,293    $  17,840
                                                          ==========   =========


   The accompanying notes are an integral part of these financial statements.

VLASIC FOODS INTERNATIONAL INC.
SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(IN THOUSANDS)

                                                     YEAR ENDED     YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         2000          1999
                                                     ------------  ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Plan's share of investment income of Master Trust:
   Net depreciation in fair value of investments     $    (4,093)  $    (5,077)
   Interest and dividends                                    693           821
                                                     ------------  ------------
                                                          (3,400)       (4,256)
                                                     ------------  ------------
 Contributions:
   Participants                                            1,430         2,324
   Employer                                                  527         1,036
                                                     ------------  ------------
                                                           1,957         3,360
                                                     ------------  ------------

     Total additions                                      (1,443)         (896)
                                                     ------------  ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Distributions to participants                             3,861         2,233
 Transfers to/from other qualified plans, net                214            59
 Loan administration fees                                     29            18
                                                     ------------  ------------
     Total deductions                                      4,104         2,310
                                                     ------------  ------------

 Net decrease                                             (5,547)       (3,206)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                        17,840        21,046
                                                     ------------  ------------

 End of year                                         $    12,293   $    17,840
                                                     ============  ============


   The accompanying notes are an integral part of these financial statements.

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     On March 30, 1998, Campbell Soup Company distributed one share of Vlasic Foods International Inc. ("Vlasic") common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, Vlasic began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses: Swanson frozen foods in the United States and Canada, Vlasic retail and food service pickles and condiments in the United States, Open Pit barbecue sauce in the United States, Campbell's mushrooms in the United States, Freshbake and non-branded frozen foods in the United Kingdom, SonA and Rowats pickles and beans in the United Kingdom, Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. In connection with the spin-off, an independent savings and retirement plan was created for hourly employees named the Vlasic Foods International Inc. Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan"). The Plan was intended to replace the benefits provided under the Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees (the "Campbell Plan") for those participants who became Vlasic employees at the time of the spin-off. The Plan was effective as of the spin-off date, March 30, 1998.

     On April 9, 1998, plan assets of approximately $20,755,000, representing participant account balances, were transferred from the Campbell Plan. As a result of the spin-off, units in the Campbell Stock Fund held in participants' accounts in the Campbell Plan were converted into both units in the Campbell Stock Fund and units in the Vlasic Stock Fund and transferred to the Plan. Participants may elect to continue holding units in the Campbell Stock Fund and units in the Vlasic Stock Fund in their accounts, or participants may elect to liquidate all or a portion of the units and reinvest the proceeds in any other investment fund. However, no future contributions or investment transfers may be made to the Campbell Stock Fund. Dividends paid on Campbell stock will be reinvested in the Vlasic Stock Fund.

     On January 31, 2000, Vlasic sold its fresh mushroom business in the United States, Vlasic Farms, Inc. There were approximately 1,700 Vlasic Farms, Inc. employees participating in the Plan as of December 31, 1999. Since the terminated employees represented more than 20% of the total Plan participants, the transaction was deemed a partial termination whereby all terminated participants became immediately vested. Generally, the terminated employees participating in the Plan may retain their existing account balance or rollover the funds to another qualified plan.

     BANKRUPTCY AND ASSET SALE - SUBSEQUENT EVENTS

     On January 29, 2001, Vlasic and its United States operating subsidiaries filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Upon its commencement of bankruptcy proceedings, Vlasic began operating its businesses as debtor-in-possession under Chapter 11 of the Bankruptcy Code. Pursuant to the competitive sales process provided for under the Bankruptcy Code, Vlasic received offers from interested buyers to purchase a portion or substantially all of Vlasic's businesses. On April 3, Vlasic and certain of its United States and Canadian subsidiaries (collectively, the "Seller") entered into an asset purchase agreement (the "Asset Purchase Agreement") with Pinnacle Foods Corporation (formerly named HMTF Foods Acquisition Corp.) ("PFC"), an affiliate of Hicks, Muse, Tate & Furst Incorporated, providing for the sale of substantially all of the North American assets relating to the Seller's pickle products, barbecue sauce and grilling sauce products and frozen food product businesses to PFC. On May 22, 2001, the sale was consummated.

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     According to the terms of the Asset Purchase Agreement, the Plan will not be assumed by PFC and will remain with the Seller. Employees of Vlasic who are employed by PFC effective as of May 22, 2001 shall cease to accrue any further benefits under the Plan effective May 22, 2001. Such employees shall be given the opportunity to receive a distribution of their Plan account balances or to have such account balances transferred directly to a qualified defined contribution plan maintained by PFC. Employees of Vlasic who are not employed by PFC effective as of May 22, 2001 and who are participants in the Plan are not impacted by the terms of the Asset Purchase Agreement. Vlasic has the right and may decide to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     GENERAL

     The Plan is a defined contribution plan covering hourly-paid employees at substantially all of Vlasic's domestic locations. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Document for a more complete description of the Plan's provisions and definition of terms.

     ELIGIBILITY

     Any employee who was a participant in the Campbell Plan at the spin-off date became a participant in the Plan. Employees hired after the spin-off are eligible to participate in the Plan upon the earlier of (i) completion of a probationary period, or (ii) completion of one year of service.

     CONTRIBUTIONS

     Participants authorize payroll deductions, which are contributed to the Plan and credited to their individual accounts. Contributions are limited to a before-tax maximum of 10% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's compensation, in multiples of 1%. However, in accordance with the Internal Revenue Code, the amount of a participant's before-tax contribution for calendar years 2000 and 1999 was limited to $10,500 and $10,000, respectively. Participants may also contribute amounts representing rollovers from other qualified plans. Vlasic makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's compensation beginning after one full year of service. Vlasic matching contributions are invested in the same funds as the participant's contributions. Vlasic, at its discretion, may also make additional contributions.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of Vlasic's matching contributions and Plan earnings. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING

     Participants are immediately and fully vested in their contributions plus actual earnings on their contributions. Vesting in the Vlasic matching contribution portion of their accounts plus actual earnings on Vlasic's matching contribution is based on the following:

         COMPLETED
     YEARS OF SERVICE                                                VESTING
     One year                                                           20%
     Two years                                                          40%
     Three years                                                        60%
     Four years                                                         80%
     Five years or more                                                100%

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Years of service include periods of employment with Campbell Soup Company for those participants who became Vlasic employees at the time of the spin-off.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following investment options.

     Vlasic Stock Fund. Funds are invested in Vlasic Foods International Inc. common stock, with a small portion invested in short-term money market instruments for liquidity.

     Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments ("Fidelity") which invests in short- and long-term investment contracts issued by insurance companies, banks, and other financial institutions.

     Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and foreign issuers.

     Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

     Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in common stocks included in the Standard & Poor's 500 stock index.

     Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

     Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

     International Growth & Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in foreign securities.

     Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and foreign markets.

     In addition to the above investment options, the Plan also permits funds to remain invested in the Campbell Stock Fund. These funds are invested in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

     PARTICIPANT LOANS

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4.5 years. Loans are secured by the balance in a participant's account and bear interest at two points above the prime rate in effect on the first business day of the calendar quarter in which the loan was originated. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS

     Participants with five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of their account balance, except the portion attributable to their before-tax

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     account balance. Participants age 59-1/2 or older may withdraw all or a portion of their vested account balance. Participants under age 59-1/2 may withdraw from their before-tax vested account balance without penalty only if immediate and heavy financial hardship is demonstrated.

     Upon termination of employment, participants under age 55 will receive a lump sum amount equal to the vested value of their account. Participants have the option to leave their account in the Plan if the balance is greater than $5,000. Participants age 55 or older may receive distributions in the form of a lump sum or in periodic installments.

     FORFEITED ACCOUNTS

     At December 31, 2000 and 1999, forfeited nonvested accounts totaled approximately $1,500 and $5,900, respectively. These accounts are used to reduce future Vlasic matching contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements have been prepared on the accrual basis of accounting.

     FINANCIAL STATEMENT PRESENTATION
     Certain prior year amounts have been reclassified to conform with the current year presentation.

     MASTER TRUST PARTICIPATION

     The Plan participates in the Vlasic Foods International Inc. Savings and 401(k) Plans Master Trust. The Master Trust combines, for administrative purposes, the assets of the Plan and those of other defined contribution plans of Vlasic within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust. Fidelity Management Trust Company ("FMTC") is the trustee of the Master Trust.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's interest in the Master Trust is stated at fair value. For purposes of determining the fair value of the underlying assets of the Master Trust, shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. The collective trust fund (Managed Income Portfolio) is valued at net asset value. The Vlasic Stock Fund and the Campbell Stock Fund are valued at the year-end closing unit price (consisting of market value of shares owned plus uninvested cash portion). Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     PLAN EXPENSES

     Certain administrative expenses of the Plan are paid by Vlasic.

     USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.   LIABILITIES

     Amounts payable to other qualified plans of approximately $29,000 at December 31, 1999 represent account balances of individuals who were not participants in this Plan but had been included at inception. During plan year 2000, such balances were transferred to the appropriate qualified plan.


4.   TAX STATUS

     The Internal Revenue Service has determined and informed Vlasic by letter dated October 8, 1999, that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes is required in the accompanying financial statements.


5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a collective trust fund managed by FMTC. FMTC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.


6.   MASTER TRUST

     The net assets available for benefits of the Master Trust at December 31, 2000 and 1999 were as follows (in thousands):


                                                              DECEMBER 31,
                                                            2000        1999
                                                          --------   ---------
Assets:
    Investments, at fair value                            $ 48,789   $ 62,969
                                                          --------   ---------

    Net assets available for benefits                     $ 48,789   $ 62,969
                                                          ========   =========

    Plan's interest in Master Trust                       $ 12,293   $ 17,869
                                                          ========   =========

     The Plan's interest in the net assets available for benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identifiable by each participating Plan.

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The following summarizes the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2000 and 1999 (in thousands):

                                                       YEAR ENDED    YEAR ENDED
                                                      DECEMBER 31,  DECEMBER 31,
                                                          2000         1999
                                                      ------------  ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income:
      Net depreciation in fair value of investments   $   (12,337)  $   (12,668)
      Interest and dividends                                2,767         3,078
                                                      ------------  ------------
                                                           (9,570)       (9,590)
                                                      ------------  ------------
    Contributions:
      Participants                                          3,811         5,845
      Employer                                              1,232         1,906
                                                      ------------  ------------
                                                            5,043         7,751
                                                      ------------  ------------

        Total additions                                    (4,527)       (1,839)
                                                      ------------  ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                           9,383         4,590
    Transfers to/from other qualified plans, net              223            44
    Loan administration fees                                   47            21
                                                      ------------  ------------
      Total deductions                                      9,653         4,655
                                                      ------------  ------------

    Net decrease                                          (14,180)       (6,494)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                      62,969        69,463
                                                      ------------  ------------

    End of year                                       $    48,789   $    62,969
                                                      ============  ============

                         VLASIC FOODS INTERNATIONAL INC.

                SAVINGS AND 401(K) PLAN FOR HOURLY-PAID EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      The following represents investments that are 5 percent or more of the Master Trust's net assets:

                                                            DECEMBER 31,
(in thousands)                                           2000         1999
                                                       ---------   ----------
Vlasic Stock Fund                                      $    494 *  $   4,904
Campbell Stock Fund                                      13,941       20,989
Fidelity Magellan Fund                                    9,449       10,382
Fidelity Equity Income Fund                               6,391        6,044
Fidelity Growth Company Fund                              8,151        7,922
Spartan U.S. Equity Index Fund                            2,806        4,120


* was not greater than 5 percent of net assets.

During the years ended December 31, 2000 and 1999, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)                                        Year Ended    Year Ended
                                                     December 31,  December 31,
                                                         2000          1999
                                                     ------------  ------------
Common stock funds                                   $    (8,595)  $   (17,576)
Mutual funds                                              (3,742)        4,908
                                                     ------------  ------------

Net depreciation in fair value of investments        $   (12,337)  $   (12,668)
                                                     ============  ============

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           VLASIC FOODS INTERNATIONAL INC.
                                           SAVINGS AND 401(K) PLAN FOR
                                           HOURLY-PAID EMPLOYEES




Date:  June 29, 2001                 By:    /s/ Joseph Adler
                                          --------------------------------------
                                                      Joseph Adler
                                                   Plan Administrator

                                INDEX TO EXHIBITS


    EXHIBIT                                                              PAGE
1.  Consent of Independent Accountants                                    13